Exhibit 23.1
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the incorporation by reference in this Registration Statement on Form S-3 of our reports dated February 27, 2008, relating to the consolidated financial statements of Quicksilver Resources Inc. and subsidiaries (which report on the financial statements expresses an unqualified opinion and includes an explanatory paragraph relating to the adoption of Statement of Financial Accounting Standards No. 123 (Revised 2004), Share Based Payment) and the effectiveness of Quicksilver Resources Inc.’s internal control over financial reporting, appearing in the Annual Report on Form 10-K of Quicksilver Resources Inc. and subsidiaries for the year ended December 31, 2007, and to the reference to us under the heading “Experts” in the prospectus and prospectus supplement, which is part of this Registration Statement.
/s/ Deloitte & Touche LLP
Fort Worth, Texas
June 23, 2008